Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-175163 of our report dated December 30, 2010 (and April 29, 2011 relating to Note R) relating to the combined financial statements as of December 31, 2009 and for each of the two years in the period ended December 31, 2009 and for the period beginning January 1, 2010 and ended June 16, 2010 of The Styron Business (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the composition of reportable segments) appearing in the Prospectus, which is part of such Registration Statement and to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Midland, Michigan

July 15, 2011